Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Foundry Networks, Inc. Commission File: 000-26689

Brocade Announces Acquisition of Foundry Networks July 21, 2008

Cautionary Statements and Other Disclosures This presentation contains statements that are forward-looking in nature, including statements regarding the expected benefits of the acquisition, the financial and operational impact of the acquisition, the closing conditions to the acquisition, the financing of the acquisition, and market opportunities of the combined company. These statements are based on current expectations on the date of this press release and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that the transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the availability and terms of the financing for the acquisition; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; developments in the market for enterprise and service provider networking and data centers and related products and services; as well as the difficulty of retaining key employees. Certain of these and other risks are set forth in more detail under "Item 1A. Risk Factors" in Brocade's Quarterly Report on Form 10-Q for the quarter ended April 26, 2008 and Foundry's Form 10-Q for the fiscal quarter ended March 31, 2008 and Form 10-K for the fiscal year ended December 31, 2007. The forward-looking statements reflect beliefs, estimates and predictions as of today, and neither company expressly assumes any obligation to update any such forward-looking statement.

Disclaimers All or some of the products detailed in this presentation may still be under development and certain specifications, including but not limited to, release dates, prices, and product features, may change. The products may not function as intended and a production version of the products may never be released. Even if a production version is released, it may be materially different from the pre-release version discussed in this presentation. NOTHING IN THIS PRESENTATION SHALL BE DEEMED TO CREATE A WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THIRD PARTY RIGHTS WITH RESPECT TO ANY PRODUCTS AND SERVICES REFERENCED HEREIN. Brocade, Brocade B weave logo, Fabric OS, File Lifecycle Manager, McDATA, MyView, Secure Fabric OS, SilkWorm, and StorageX are registered trademarks and the Brocade B-wing logo and Tapestry are trademarks of Brocade Communications Systems, Inc., in the United States and/or in other countries. FICON is a registered trademark of IBM Corporation in the U.S. and other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.

Michael Klayko Brocade CEO Brocade Announces Acquisition of Foundry Networks

Today's Agenda Acquisition announcement and strategy Benefits to customers and shareholders Financial assumptions and expectations Summary, Q and A

Today's Announcement Brocade to acquire Foundry Approximately $3.0B purchase price Accretive to Brocade in FY 2009 Compelling strategic position in networking industry Establishes a leading presence in networking markets that are large, growing, and undergoing dynamic changes Significant benefits to customers, shareholders, and the employees of both companies Expected to close by the end of calendar 2008

Networking and Data Center Landscape Public Internet Servers Storage Server-to-Storage Networks (SAN) Enterprise Networks Service Provider Networks Home Networks Server-to-Server Networks Data Center Non Data Center L4-7 Content Switching

Networking and Data Center Landscape Trends Public Internet Servers Storage Server-to-Storage Networks (SAN) Enterprise Networks Service Provider Networks Home Networks Server-to-Server Networks Data Center Non Data Center L4-7 Content Switching Dynamic Change & Architectural Reconsideration Unprecedented traffic and data growth Increased customer expectations - performance, reliability, choice Convergence and virtualization driving new network requirements New technologies and standards evolving and emerging

Leader in Data Center and Storage Networking Solutions Storage networking (SAN) leader Fibre Channel innovator and performance leader Products utilized in 90+% of Global 2000 Direct touch sales, OEM partnerships >50% of demand from international Leader in High-Performance Enterprise Data Networks LAN, WAN, MAN, and wireless solutions Ethernet innovator and performance leader Strong Federal, Enterprise, and Service Provider Direct touch sales, VAR partnerships > 60% of demand from US

Foundry Corporate Overview 12+ years of Networking Innovation Over 15,000 Customers Worldwide 65+ Product and Corporate Awards $607 Million Annual Revenues (2007) Healthy margins and balance sheet ~1000 employees WW in 20+ countries World Headquarters, Santa Clara, California Manufacturing Operations, San Jose, California

Servers Storage The New Brocade Unique and Compelling Market Position Data Center Non Data Center Highest Performance and Reliability Pragmatic Convergence Strategy Investment Protection for Customers

Strategic Rationale Brocade leads in data storage networking in data centers with significant technology, product, distribution, and installed base advantages Foundry - leading innovator in data networking for enterprises and service providers, including performance leadership in emerging 10GigE market Combined company will be well-positioned and differentiated across the $20+B networking market Combined strengths specifically play to where the market is heading - highest performance and reliability, new and converged technologies Many complementary aspects that can accelerate innovation, growth, and market presence, in a prudent and profitable manner

Customer Benefits from this Transaction Full range offering of industry-leading performance for the enterprise and service provider markets Broadened choice - first true, high-performance alternative for "end-to-end" networking, from Internet to Data Center, on both sides of the server Most straightforward and advanced technology with roadmap to convergence and next-generation capabilities Investment protection and extension - lowest TCO, lowest power and cooling requirements, lowest disruption Accelerated pace of innovation and integrated networking solutions

Shareholder Benefits from this Transaction Shareholders gain ownership of larger, more strategically positioned company with substantially stronger growth opportunities Combined entity addresses broader TAM today and emerging opportunities such as convergence. Opportunity for faster revenue and EPS growth Compelling opportunities to drive increased shareholder value via leverage of technologies, customers, and distribution channels, as well as cost synergies Strong management team with proven ability to execute on integration and operations Expected to be accretive in FY '09*. Company expected to be more profitable, with efficient capital structure, stronger operating model and cash flows * On non-GAAP basis

Employee Benefits from this Transaction Bigger, Better, Stronger Company More resources, increased R&D, economies of scale Continued entrepreneurial spirit, commitment to growth, and technological leadership More opportunities for personal and professional growth - new technologies, products, channels, markets

FINANCIAL ASSUMPTIONS AND EXPECTATIONS Richard Deranleau Brocade CFO

Financial Summary Anticipated Benefits of Transaction Strategically positioned company, with improved growth opportunities, and differentiated value in large and dynamic networking markets Very profitable and scalable operational model Prudent and efficient capital structure enhances potential returns Strong combined cash flow Expected to be accretive to Brocade's Non-GAAP EPS in FY 2009; accretion accelerates in FY 2010 and beyond Ongoing synergies have potential to increase revenues and reduce costs

Transaction Structure $19.25 total consideration per Foundry share, consisting of $18.50 in cash and 0.89 Brocade shares per share of Foundry Equity purchase price ~$3.0B, based on Foundry fully diluted shares outstanding Transaction funding Brocade to utilize $1.4B of combined companies' cash Brocade to raise $1.5B of debt (fully-funded offer with financing commitments from Bank of America and Morgan Stanley Denior Funding Inc.) Brocade to issue approximately 12 million shares of common stock Share repurchase programs of both companies suspended

Preliminary Financial Planning Assumptions Expected to be accretive to Brocade by 5% in FY 09 and 20% in FY 10* More accretive in FY 2010 with completion of product cost reduction plans More accretive with the ongoing reduction of the financing debt The primary goal of this acquisition is about enabling growth - not cost reduction Foundry Revenue Assume no loss of customers or market share due to the transaction Assume no revenue leakage outside of normal Purchase Price Accounting (PPA) adjustment Assume no upside revenue synergies, but we anticipate opportunities as we look at Brocade's international presence and OEM partnerships Foundry Product Cost Investments to be made in FY09 expected to reduce product cost longer term Optimize supply chain and logistics Foundry Spending Elimination of redundant spending - primarily G&A activities including outside vendors, NASDAQ fees, and minimal headcount * On non-GAAP basis

Preliminary Financial Planning Assumptions (Continued) Key Assumptions - Operating Model: FY09 FY10 Revenue Impact Purchase Price Adj. -$20 to -$22M -$5M to -$6M COGS Annualized Synergies (end of year) $12-16M $30-33M OPEX Annualized Synergies (end of year) $8-12M $10-12M Total Annualized Synergies (end of year) $20-28M $40-45M Key Assumptions - Synergy Timing: Synergies will be back end loaded in FY09 FY10 synergies to be achieved in Q1 2010

Preliminary Financial Planning Assumptions (Continued) Key Assumptions - Other : FY09 FY10 Reduction of Brocade Interest Income due to $160M class action settlement -$7M -$7M Pre-tax Interest Expense from debt and Amortization of Financing fees (Annual) -$84M to -$89M -$70M to -$80M Pro forma Non-GAAP Tax Rate (Foundry is 38%) 32-33% 32-33% Increased share count (Purchase and Foundry assumed options) +35M* +35M One Time Integration Charges (GAAP only) $5-10M N/A * Includes 12m shares issued as a part of consideration and 23m shares from assumption of employee option plan

The New Brocade is more diversified, with greater opportunity for positive synergies

	Brocade	Foundry	Combined
Addressable Networking TAM	$2B, 10-15% CAGR	$20B, 12-15% CAGR	*Much larger, more dynamic segments*
Technology Leadership	FC, FCoE, CEE	Ethernet (1, 10GigE)	*All, end-to-end*
Customer Concentration	Top 3 = 65%	Very Diversified	*Top 3 < 50%*
Customer Footprint	SAN	LAN, WAN, MAN	*Both sides of server*
Leading Verticals	Financial, Telco	Federal, Healthcare, Service providers	*More diversified*
Channels	Direct touch, OEM partners	Direct touch, VAR partners	*Both, with cross-sell opportunities*
Geo. Demand	50+% Int'l	60+% U.S.	*Global balance*

July 21, 2008
© 2008 Brocade Communications Systems, Inc.
All Rights Reserved.
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Balance Sheet Assumptions Preliminary Expectations, based on latest company 10-Qs Brocade Foundry Combined Cash and Cash Equivalents $796M $947M ~$400M Days Sales Outstanding 43 66 45-55 Inventory Turns (annual) 36 4 10-12 Total Debt $169M $0 ~$1,700M Estimated Debt/EBITDA, exiting FY '09 2.4-2.5X Deferred Revenue (Long Term and Short Term) $141M $91M ~$202M (Total PPA reduction of ~$30M)

Combined Company Cash Flow Assumptions Preliminary Expectations Expect to generate $100M-$140M per quarter in cash from operations (FY09) Expect to generate enough cash to repay substantial portion of debt in 9-11 quarters EPS accretion impact increases significantly as debt is repaid A certain level of debt will continue as a component of Brocade's ongoing capital structure

The Integration of Foundry's strong financial model is expected to be accretive to Brocade's Non-GAAP EPS and is already consistent with Brocade's long-term model Metric Preliminary Foundry Expectation Comments Annualized Synergies $40-45M by 5th quarter of combined operations or fiscal Q110 Foundry not about cost reduction like McDATA but we will see some opportunities based on our integration plans Accretion vs. Brocade EPS estimates as a standalone company 5% accretive to Brocade EPS* expectations in FY09 20% accretive to Brocade's FY10 EPS* expectations Accretive in the first year and improves over time with the reduction of the debt (Note - McDATA was accretive after 4 quarters of combined operations) In Financial Model (Operate in Brocade Financial Model) Gross Margin* 57-60% Operating Margin* 18-22% In Financial Model on Day one Foundry's current operating model is already very consistent with Brocade's long term model (Note: Brocade back in model after 2 quarters of combined operations with McDATA) * On non-GAAP basis

Integration Strategy Brocade will lead the integration We will leverage the process and principles from the successful McDATA integration Integration priority and emphasis will be on accelerating growth, and achieving committed cost synergies High priority on retaining key skills and capabilities from the Foundry team Update on integration plan at Sept. 17 Analyst Day in SJ

Summary - A Very Compelling Combination Expect to accelerate innovation and grow our joint position in a much larger, very dynamic TAM Strategically positioned, from LAN to SAN, on both sides of the server, to address the trends of convergence and evolving, next-generation networks Long list of complementary skills and assets - technology, partners, distribution, customers - that can be leveraged for greater market impact Accretive transaction - two financially strong companies combining for an even more compelling business model Proven track record of successful integration to drive shareholder value

THANK YOU Q and A

Additional Information In connection with the proposed transaction, Brocade and Foundry will be filing documents with the SEC, including the filing by Foundry of a proxy statement/prospectus and by Brocade of a registration statement on Form S-4 that includes the proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade's website at www.brcd.com or Foundry's website at www.foundrynet.com/company/ir/ or the SEC's website at www.sec.gov. Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.